Philips improves position and brand strength in Interbrand ranking of Best Global Brands 2009

Friday, September 18, 2009

Amsterdam, The Netherlands – Royal Philips Electronics (NYSE:PHG, AEX:PHI) today announced it continued to improve its position in the ranking of the top-100 global brands as compiled annually by leading brand consultant Interbrand. In the 2009 ranking, Philips is ranked the 42nd most valuable brand in the world as compared to 43rd in 2008. The total estimated value* of the Philips brand in 2009 was USD 8.1 billion.

Geert van Kuyck, Philips’ Chief Marketing Officer said “We are very proud of the performance of the Philips brand, demonstrating our ability to translate our brand promise of ‘sense and simplicity’ into a positive customer experience designed around their needs. This achievement clearly illustrates that Philips is creating value for its customers, and retains their trust in a very challenging market environment.”

Jez Frampton, CEO Interbrand said “2009 has seen a general downward shift in brand value in most industries due to these unprecedented economic circumstances. However, the competitive strength of the Philips brand increased across all its businesses — this is a testament to the brand’s ability to sustain the business despite these conditions. We at Interbrand are convinced of the enduring strength of the Philips brand and are confident of its ability to reap the benefits of future opportunities.”

Philips launched its “sense and simplicity” brand promise in 2004, with a total brand value estimated at USD 4.4 billion at the time. Philips has outperformed its peer group by almost doubling its brand value in five years, now estimated at USD 8.1 billion in 2009.

• Brand valuation by Interbrand
Brand values were determined using the method Interbrand pioneered nearly 20 years ago and has since used to value more than 5,000 brands. Brand value is calculated as the net present value of the earnings the brand is expected to generate and secure in the future. To be considered, the brands must have a minimum brand value of USD 3 billion, achieve about one-third of their earnings outside of their home country, have publicly available marketing and financial data, and have a wider public profile beyond their direct customer base.

For further information, please contact:

Shai Dewan
Philips Corporate Communications
Tel: +31 20 59 77199
Email: shai.dewan@philips.com

About Royal Philips Electronics
Royal Philips Electronics of the Netherlands (NYSE: PHG, AEX: PHI) is a diversified Health and Well-being company, focused on improving people’s lives through timely innovations. As a world leader in healthcare, lifestyle and lighting, Philips integrates technologies and design into people-centric solutions, based on fundamental customer insights and the brand promise of “sense and simplicity”. Headquartered in the Netherlands, Philips employs approximately 116,000 employees in more than 60 countries worldwide. With sales of EUR 26 billion in 2008, the company is a market leader in cardiac care, acute care and home healthcare, energy efficient lighting solutions and new lighting applications, as well as lifestyle products for personal well-being and pleasure with strong leadership positions in flat TV, male shaving and grooming, portable entertainment and oral healthcare. News from Philips is located at www.philips.com/newscenter.